UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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| 8- 69131 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                  MM/DD/YY                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurolink Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

1 Radisson Plaza, Suite 701
                    (No. and Street)

| New Rochelle | NY | 10801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks  678-679-8642

                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company, CPA

                        (Name – if individual, state last, first, middle name)

| 505 N Mur-Len Rd | Olathe | KS | 66062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)      Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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# OATH OR AFFIRMATION

I, Patrick Oddoux                                                                    , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurolink Securities LLC                                                                                              , as of December 31                                                          , 20 20        , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DAE GON KIM
Notary Public, State of New York
License Number: 01KI6392677
Expiration Date: 08/19/2023
Qualified in Westchester County

02/16/2021

_____
Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**EUROLINK SECURITIES LLC**
**FINANCIAL STATEMENTS AND SCHEDULES**

**For the Year Ended**
**December 31, 2020**
**With Independent Auditor's Report**

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Eurolink Securities, LLC

#### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eurolink Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eurolink Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

#### Basis for Opinion

These financial statements are the responsibility of Eurolink Securities, LLC's management. Our responsibility is to express an opinion on Eurolink Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eurolink Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

#### Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Eurolink Securities, LLC's financial statements. The supplemental information is the responsibility of Eurolink Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Eurolink Securities LLC's auditor since 2018.

Olathe, Kansas
February 24, 2021

## EUROLINK SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2020

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 31,581 |
| Accounts receivable | | 22,500 |
| Prepaid expenses and deposits | | 6,207 |
| Total assets | $ | 60,288 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 6,211 |
| Accrued payroll taxes | | 1,859 |
| Total liabilities | | 8,070 |
| Member's equity | | 52,218 |
| Total liabilities and member's equity | $ | 60,288 |

The accompanying notes are an integral part of the financial statements.

**EUROLINK SECURITIES LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---:|
| REVENUES | | |
| Research revenue | $ | 179,541 |
| Total revenue | | 179,541 |
| | | |
| EXPENSES | | |
| Compensation | | 14,066 |
| Professional fees | | 21,482 |
| Regulatory fees | | 6,331 |
| Occupancy | | 16,800 |
| Research | | 34,661 |
| Other operating expenses | | 9,061 |
| | | |
| Total expenses | | 102,401 |
| | | |
| NET INCOME | $ | 77,140 |

The accompanying notes are an integral part of the financial statements.

**EUROLINK SECURITIES LLC**
**STATEMENT OF MEMBER'S EQUITY**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---:|
| Balance, December 31, 2019 | $ | 29,078 |
| Member Distributions | $ | (54,000) |
| Net Income | $ | 77,140 |
| | | |
| Balance, December 31, 2020 | $ | 52,218 |

The accompanying notes are an integral part of the financial statements.

**EUROLINK SECURITIES LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 77,140 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in prepaids and deposits | | (632) |
| Increase in receivables | | (21,500) |
| Increase in accounts payable and accrued liabilities | | 2,330 |
| Net cash provided by operating activities | | 57,338 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member distributions | | (54,000) |
| Net cash used by financing activities | | (54,000) |
| | | |
| NET DECREASE IN CASH | | 3,338 |
| | | |
| CASH AND CASH EQUIVALENTS: | | |
| Beginning of period | | 28,243 |
| | | |
| End of period | $ | 31,581 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**: Eurolink Securities LLC (the "Company") was organized as a New York Limited Liability Company in October 2012. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") effective January 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions, and to sell research.

**Income Taxes**: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

**Estimates**: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

**Cash and Cash Equivalents**: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

**Basis of Accounting:** The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Accounts Receivable**: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

**Subsequent Events**: Subsequent events were evaluated through February 28, 2021, which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments on disclosure to those financial statements.

**Revenue Recognition**: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking, merger and acquisition (M&A) services and research.

Investment banking, M&A services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a direct distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

Payment for the majority of our research services is considered to be variable consideration, as the amount of revenues we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. Revenue from research services is recognized as the research is reported as used by the client.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $23,511, which was $18,511 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .343 to 1.0.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's office is co-located with a company related by common ownership (the "affiliated company") which share limited administrative expenses which are defined, along with the expense allocation methodology to be used, in an expense sharing agreement.

The Company leases its office space under an operating lease with a month-to-month term from its affiliated company. Rent expense under this lease was $16,800 for the year ended December 31, 2020.

NOTE 4 - CONCENTRATION

The top three customers comprised approximately 84% of revenue for the year 2020.

NOTE 5 - CONTINGENCIES AND CLAIMS

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or future obligation.

NOTE 6 - FUTURE ACCOUNTING PRONOUNCEMENT

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases which meet the criteria and therefore no impact was noted to the financial statements as of December 31, 2020.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

**EUROLINK SECURITIES LLC**

**Supplementary Information**
**Pursuant to rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2020**

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**EUROLINK SECURITIES LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**

**December 31, 2020**

| | | |
|---|---|---:|
| Net Capital | | |
| Total member's equity qualified for net capital | $ | 52,218 |
| Deduction for non-allowable assets: | | |
| Accounts receivable - non-allowable | | (22,500) |
| Prepaid expenses and deposits | | (6,207) |
| | | |
| Net capital before haircuts | | 23,511 |
| | | |
| Less haircuts | | 0 |
| | | |
| Net capital | $ | 23,511 |
| | | |
| Minimum net capital required | $ | 5,000 |
| | | |
| Aggregate Indebtedness: | | |
| Liabilities | $ | 8,070 |
| | | |
| Minimum net capital based on aggregate indebtedness | $ | 538 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .343 to 1.0 |
| | | |
| Excess net capital | $ | 18,511 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

**EUROLINK SECURITIES LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2020**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2020**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Eurolink Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which Eurolink Securities, LLC met the exemption provisions throughout the most recent fiscal year without exception, by relying on Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5. Eurolink Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurolink Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5.

Olathe, Kansas
February 24, 2021

# Exemption Report

Eurolink Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving broker distributing third-party research, private placements as placement agent, and broker receiving customer referral fees and commission sharing with other Finra members. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I Patrick Oddoux _____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.


_____
Authorized Signature

_____ President & CEO _____
Title

_____ 01/22/2021 _____
Date

1